Exhibit 12.1

						Nine Months Ended
	For the Year Ended May 31,					February 29/28,
	2011	2010	2009	2008	2007	2012	2011
	(In Thousands Except Per Share Data and Ratios)					(unaudited)
Earnings Available for Fixed Charges

Earnings before income taxes	$103,407	$65,614	$86,249	$105,340	$80,982	$77,666	$74,079

Add:

Interest expense	28,143	25,532	30,225	28,366	22,130	24,618	20,828

Amortization of debt expense	2,524	1,301	1,191	1,125	1,010	1,271	1,777

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	9,284	7,744	7,548	6,207	4,804	7,356	7,253

Earnings available for fixed charges	$143,358	$100,191	$125,213	$141,038	$108,926	$110,911	$103,937

Fixed Charges

Interest expense	28,143	25,532	$30,225	$28,366	$22,130	$24,618	$20,828

Amortization of debt expense	2,524	1,301	1,191	1,125	1,010	1,271	1,777

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	9,284	7,744	7,548	6,207	4,804	7,356	7,253

Total fixed charges	$39,951	$34,577	$38,964	$35,698	$27,944	$33,245	$29,858

Ratio of earnings to fixed charges	3.6	2.9	3.2	4.0	3.9	3.3	3.5